Exhibit 99.1

Annual General Meeting
Dec 31,  2008

Shimon Alon – Chairman and CEO

Important Notes

1.              This presentation, both written and oral, may contain certain "forward-looking statements”
within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to the risk factors set forth in Attunity's
Annual Report on Form 20-F for the year ended December 31, 2007 and other filings with the
Securities and Exchange Commission (“SEC”). Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

2.               This presentation, both written and oral, is not intended to provide you with a complete summary of Attunity’s business or financial results. For further information about us, you should read our reports and filings with the SEC. Our SEC filings are available at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549, Room 1580. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations

3.               This presentation, both written and oral, shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale by Attunity of any securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Attunity
The fast & effective way for real time data

Attunity develops and markets enterprise software products for real-time data access and integration, enabling organization to use all their information, at any time, in any place.

Attunity offers a modular product line that includes software connectors for real-time access to a wide range of enterprise databases, and software for capturing data changes and
detecting business events in real-time (CDC).

Attunity has more then 1000 customers world wide and alliances with the four largest software companies: Microsoft, Oracle, IBM, and SAP.

The Problem: The “Information Maze”

Databases

Applications

XML

SQL

IBM

ERP

Platforms

Mainframe

Legacy

Windows

CRM

Midrange

Employees, Customers

UNIX

Oracle

Existing:

More automation

More data

More technologies

Desired:

Faster - real time

Fresher

Efficient

The Solution: Attunity Products for Real-time
Data Connectivity & Integration

XML

SQL

IBM

Oracle

ERP

CRM

Legacy

Web, Portal

BI, Reports

Excel

Real-time, unified, and
seamless access to a wide
range of databases

Connectors  for Enterprise Databases

The Solution: Attunity Products for Real-time
Data Connectivity & Integration

XML

SQL

IBM

Oracle

ERP

CRM

Legacy

Connectors  for Enterprise Databases

Capture Data Changes (CDC Technology)

Future products

Move data changes

Identify events

Update, Sync

Data
warehouse

Alerts

ORACLE
ATTUNITY
Microsoft

ATTUNITY
Real time Data

Target Market: Medium & Large Enterprises

XML

SQL

IBM

Oracle

ERP

CRM

Legacy

Connectors  for Enterprise Databases

Capture Data Changes (CDC Technology)

Future products

Move data changes

Detect events

Microsoft Business Intelligence Conference 2008
OCTOBER 6-8 | SEATTLE, WA

Download details: Microsoft Connectors for Oracle and Teradata - Windows Internet Explorer
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Microsoft Connectors for Oracle and Teradata by Attunity
Brief Description
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System Requirements
Related Resources
Overview
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Overview
Microsoft Connector for Oracle by Attunity
Microsoft Connector for Teradata by Attunity
Top of page
System Requirements
Supported Operating Systems:

Microsoft Distributed Attunity Products

Microsoft
SQL Server 2008

ATTUNITY
Real time Data

Microsoft – Growth Potential

Data Integration

(SSIS)

Reports

(SSRS)

Analysis

(SSAS)

BI Platform

Attunity

Connector

for Oracle

Attunity

Connector

for Teradata

More

connectors

Change

data capture

Microsoft

BizTalk Server

Microsoft

SharePoint Server

Microsoft

Office/Excel

* Note: growth potential is based on Attunity’s estimations

Evolution of the target market

Legacy market:                                                             +300,000 units

Open database market:                     +5 million units

Microsoft SQL Server market size:             ~ 25%

Oracle database market size:                                   ~ 50%

Change data capture technology opens the market
for open systems (Oracle, Microsoft) in addition to
the legacy system market that Attunity
traditionally targeted

* Note: market size data is based on Attunity’s estimations

intel

ORACLE

Microsoft

GE

GE Healthcare

HSBC

Sprint

Chevron

LLOYD'S

Xchanging

Lufthansa

DUPONT

STANLEY

Fidelity INVESTMENTS

NIPPON EXPRESS

Global Logistics Provider

SUNGARD

CABLE & WIRELESS

Bank of America

Goldman Sachs

Deutsche Bank

AccuWeather

ATTUNITY
Real time Data

Customers – over 1000 enterprises

Microsoft		
ORACLE		
IBM		
SAP Business Objects		

ATTUNITY Real time Data

Attunity – Strategic Alliances

Distributes Attunity connectors for
Oracle and Teradata with SQL Server

Connectors to more databases

Change data capture (CDC)

Expand to additional Microsoft products

Sell complimentary products

Distributes Attunity mainframe
connectors with the Oracle database

Distributes Attunity mainframe
connectors and change-data-capture
(CDC) with Oracle integration
infrastructure

Use with BEA products that Oracle
acquired in 2008

Expand to additional Oracle products

Sell complimentary products

Distributes Attunity products with IBM
data archiving product line (OPTIM)

Archiving product in fast growth
following acquisition (Princeton Softech)

Developed dedicated integration with
Attunity products in its data
integration platform

A distribution agreement

Expand to additional SAP products

Growth potential

Current alliance

* Note: growth potential is based
on Attunity’s estimations

Other Players

Informatica

Data integration software, with
revenues of $445 million

Competes with Microsoft & Oracle

Acquired Striva in 2004 for its CDC
technology,  for about $70 million

IBM

Data integration software

Competes with Microsoft & Oracle

Acquired DataMirror in 2008 for its
CDC technology, for $161 million

Golden Gate

Real-time data replication software,
with revenues of about $60 million
(estimated)

No connectors

iWay

Integration software with many
connectors, with revenues of about $60
million (estimated)

No CDC

Notes

Focus and Size

Sales

Growth Strategies

Expand alliances

Repeat sales to existing customers

Drive sales in Europe

Product
Development

Extend change capture products

Dedicated products for Microsoft & Oracle

Launch product for Event Detection

Move from niche to mass markets

Move from technical tools to
enterprise products

Financial Data

Balance Sheet Summary

Sep 30,2008

$K

813

Cash and Cash equivalents

974

Account Receivables

Short Term Debt:

   2,000

Plenus

2,000

Convertible Promisorry Note

4,000

4,463

Shareholders ' Equity

Convertible Debt

Issuance date : May 2004

Purpose : cash for working capital

Amount: $2 Million

Original Terms:

Repayment : May 2009

Interest : 5% payable every 6 months

Anti dilution mechanism in case of fund raising

Convertible Debt

Convertible Note holders :

(*) Attunity is not aware of any agreement between the Note holders.

(**) Note holders agreed to defer the repayment by 18 months subject to shareholders approval.

$K

%

Shimon Alon

368

18.40%

Ron Zuckerman

368

18.40%

Aki Ratner

160

8.00%

Private Investors

368

18.40%

Swiss Investor

147

7.40%

Israeli investment fund

368

18.40%

US investment fund

221

11.00%

2,000

100.00%

Loan from Plenus –Venture Lending

Grant Date : January 2007

Terms of Loan:

Interest : Libor+4.25%

Warrants coverage : 30%

Exercise price of Warrants:$1.36

Price protection upon fund raising.

Fix charge on IP and floating charge on Company’s assets.

Repayment :

      starting from February 2009.

      12 monthly installments of $187.5K

Loan from Plenus –Venture Lending

Attunity assumes that in the case that a deferral of the repayment occurs, the arrangement may  include :

Deferral of the start date of repayments.

Longer repayment period

Interest

Warrant coverage

Fund Raising

Purpose : to increase Company’s working capital:

Amount  : $1M-$2M.

Fund Raising options:

Rights Offering

Loan or Line of Credit

Strategic investment

Rights Offering

$1-2Million

Price :  will be determined once prospectus becomes effective

Warrants coverage: Company’s practice  in previous rounds, up to 50%

Estimated date: end of January 2009

Cap Table

Shares outstanding today :  23.2  Million

Securities ( warrants , ESOP, Convertible Note) out of the money:10.2 Million

Total on a fully diluted basis 33.4 Million

Potential dilution following a Round of Finance:

Management will do its best to minimize potential dilution

Shares and/or warrants issuance to potential investors in the Round of
Finance.

Deferral of the repayment of loan from Plenus Venture Lending.

Deferral of the repayment of Convertible Note.

Market

Products

Alliances

Customers

Focus

ATTUNITY Real time Data

Large addressable market

Manage to profitability, cash flow, products & alliances

Preferred solutions. Fast ROI.

More then 1000 customers world-wide

Alliances with the world’s largest software companies

Attunity
The fast & effective way for real time data

Thank You